

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 0407

February 2, 2005

<u>Via U.S. Mail and Fax (011) 86-755-8221-0133</u>
Andy Lin
President and Chief Financial Officer
Intermost Corporation
10th Floor
B10-07 Guomao Building
Renmin Road (South)
Shenzhen, China 518014

   **RE: Intermost Corporation
     Form 10-K for the fiscal year ended June 30, 2004 and 2003
     Filed: October 15, 2004**

      **Form 10-Q for the quarter ended September 30, 2004
      File No. 0-30430**

Dear Mr. Lin:

   We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposed Comments

Annual Report filed on form 10-K for the year ended June 30, 2004

Item 6. MD&A – Results of Operations, pages 14

1. As you state in Footnote 16 that one customer comprised 40% of your revenues and that one customer comprised 88% of your ending Accounts Receivable balance, you should discuss the risks associated with such concentration in MD&A. As with other parts of MD&A, some sort of sensitivity analysis should be provided that discloses the effect of possibly losing these customers and estimates how it would affect your performance. Sensitivity analysis should be presented both qualitatively and quantitatively, in either tabular or narrative form.

Note 3 – Certain significant risks and uncertainties, page F-13

2. Disclose any restrictions on distributions of your dividends and assets imposed by the PRC government.

Note 7 – Goodwill, page F-17

3. We note that in May 2003 you acquired 51% interest in Shanghai Newray Photographic Equipment Co., Ltd. (SNPE), a company incorporated in April 2003 with no operations prior to the acquisition. We note that you allocated most of the purchase price to goodwill. We also note the following disclosures included in the 8-K filed in June 2003:

   "Newray is a major photo processing chain in Shanghai, China that engages in traditional photo developing and printing, processing of digital images and sales of traditional and digital imaging equipment. It has an established network of about 200 distribution outlets in Shanghai. After the acquisition, SNPE will manage the operation of the distribution outlets as well as the sales of photographic equipment for Newray."

   In this regard it is unclear to us what you acquired in exchange for the Rmb 4,823,552. Did you acquire a business? Did you acquire a franchise? Did you acquire the right to operate or manage the distribution outlets?

   Further, tell us more about the allocation of the purchase price. Tell us your consideration to allocate part of the purchase to other identifiable intangibles (i.e. customer relationship, customer lists) rather than to goodwill. Explain why you allocated part of the purchase price to the minority interest.

Note 12 – Stockholder's Equity, pages F-20 – F-22

4. In this footnote, you disclose that you issued stock to pay for services received both in 2003 and 2004. Further, you state that the common stock was valued at either the respective market price or the fair value of the services received, whichever was more ascertainable. In future filings, you should make a general, explicit disclose stating that either the redemption of this stock was not contingent on any future event or that the stock vested immediately upon issuance, assuming this was the case.

Quarterly Report filed on form 10-Q for the period ended September 30, 2004

Note 5 – Shenzhen Golden Anke Technology Ltd., page 5

5. Tell us more about the allocation of the purchase price including but not limited to the nature of the 9,000,000 Rmb allocated to "due from related party" and the nature of the service contracts. It is unclear why you allocated part of the purchase price to the minority interest. Revise or advise.

Note 5 – Shenzhen Golden Anke Technology Ltd., page 5

6. Please provide us with the supporting calculations you used to determine that separate financial statements under Rule 310 (c) of Regulation S-B and pro forma financial information were not required for your acquisition of Shenzhen Golden Anke Technology Ltd.

Note 5 – Shenzhen Golden Anke Technology Ltd., page 5

7. Tell us why you believe that it is appropriate to apply a 20% discount to the average closing price of your common stock to value the shares issued in the acquisition of Shenzhen Golden Anke Technology Ltd. Please refer to paragraph 22 of FAS 141.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. You may contact Paul Monsour, Staff Accountant, at (202) 942-1909 or Ivette Leon, Senior Staff Accountant, at (202) 942-1982 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director